QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to Rule 424(b)(3)
Registration No. 333-118948

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated December 17, 2004)

$385,000,000
CHIRON CORPORATION
2 3/4% CONVERTIBLE DEBENTURES DUE 2034

        This prospectus supplement relates to the resales of our 2 3/4% Convertible Debentures due 2034 issued in a private offering on June 22, 2004 and shares of our common stock issuable upon conversion of the debentures.

        This prospectus supplement, which supplements our prospectus dated December 17, 2004, contains additional information about the selling securityholders. This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 17, 2005

        As used in this prospectus supplement, the terms "company", "we", "our" and "us" may, depending on the context, refer to Chiron Corporation.

        You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus to which it refers is accurate only as of their respective dates.

SELLING SECURITYHOLDERS

        The debentures were originally issued by us to the initial purchasers in a private offering exempt from the registration requirements of the Securities Act of 1933, and were immediately resold by the initial purchasers to persons reasonably believed by them to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus supplement and the prospectus to which it refers any or all of the debentures and common stock into which the debentures are convertible. When we refer to "selling securityholders" in this prospectus supplement and the prospectus to which it refers, we mean those persons listed in the table under "Selling Securityholders" in the prospectus to which this prospectus supplement refers and in the table below, as well as the permitted pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

        The following table supplements the table of selling securityholders in the prospectus to which this prospectus supplement refers. The following table sets forth additional information with respect to the selling securityholders, the principal amount of the debentures beneficially owned by each selling securityholder and the number of shares of common stock into which those debentures are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

        We have prepared the following table based on information given to us by or on behalf of the selling securityholders on or prior to March 16, 2005. The selling securityholders may offer all, some or none of the debentures or common stock into which the debentures are convertible. Because the selling securityholders may offer all or some portion of the debentures or common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below and in the prospectus to which this prospectus supplement refers may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act.

2

        Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional prospectus supplements or amendments to the prospectus to which this prospectus supplement refers if and when necessary.

Name	Principal Amount of Debentures Owned Before Offering and Offered for Sale	Number of Shares of Common Stock Owned Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Owned After Offering	Percentage of Common Stock Owned After Offering(2)
American Century Capital Portfolios, Inc.—Equity Income Fund(3)(4)	$17,129,000	255,657	255,657	0	*
Bear, Stearns & Co. Inc.(4)	$627,000	156,806	9,358	147,448	*
Conseco Insurance Company—Multi-bucket Annuity Convertible Bond Fund(4)	$2,250,000	33,582	33,582	0	*
Credit Suisse First Boston International(5)	$25,000,000	373,135	373,135	0	*
ING Equity and Income Fund(4)	$1,573,000	23,478	23,478	0	*
Lydian Overseas Opportunities Master Fund Ltd	$5,000,000	147,684	74,627	73,057	*
Lydian Overseas Partners Master Fund LP 1	$37,500	669	560	110	*
Managers Convertible Securities—Convertible Securities Fund(4)	$250,000	3,731	3,731	0	*
S.A.C. Arbitrage Fund, LLC	$2,000,000	205,230	29,851	175,379	*
Teachers Insurance and Annuity Association of America	$21,000,000	313,433	313,433	0	*
Universal Institutional Funds Equity and Income Fund(4)	$574,000	8,567	8,567	0	*
US Allianz Equity Income Fund(4)	$197,000	2,940	2,940	0	*
Van Kampen Equity and Income Fund(4)	$36,025,000	537,688	537,688	0	*

*
Less than one percent.

(1)
Assumes conversion of all of the holder's debentures at a conversion rate of 14.9254 shares of common stock per $1,000 principal amount of debentures. This conversion rate is subject to adjustment, however, as described under "Description of Debentures-Conversion Rights" in the prospectus to which this prospectus supplement refers. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of debentures by us at the option of the holder. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under "Description of Debentures-Conversion Rights".

3

(2)
Calculated based on 187,069,957 shares of common stock outstanding as of January 31, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's debentures, but we did not assume conversion of any other holder's debentures.

(3)
Includes previously registered $16,879,000 principal amount of debentures covered by our prospectus dated December 17, 2004.

(4)
Selling securityholder is a broker-dealer or an affiliate of a broker-dealer that purchased its securities in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any person regarding the distribution of securities.

(5)
Selling securityholder is an affiliate of a broker-dealer and underwriter in this offering.

4

QuickLinks

PROSPECTUS SUPPLEMENT NO. 2 (To Prospectus dated December 17, 2004)
SELLING SECURITYHOLDERS